UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

On August 11, 2017, Birks Group Inc. (the “Birks”) announced that it had entered into a Stock Purchase Agreement (the “Purchase Agreement”) to sell its wholly-owned subsidiary, Mayor’s Jewelers, Inc., a Delaware corporation (“Mayor’s”) (together with Mayor’s wholly-owned subsidiaries, the “Acquired Companies”) to Aurum Holdings Ltd., a company incorporated under the laws of England and Wales (“Buyer”).

In connection with the Transaction, Birks entered into an Authorized Dealer Agreement, dated August 11, 2017 (the “Dealer Agreement”), whereby Buyer will sell Birks fine jewelry in the U.K. at Mappin & Webb, Goldsmith stores and on their e-commerce sites for a period of five (5) years.

Pursuant to the terms and conditions of the Purchase Agreement, at the closing, Buyer will acquire 100% of the outstanding equity interests of Mayor’s (the “Transaction”). The Transaction has a value of approximately $104,600,000, which includes (i) the purchase price payable by Buyer of $102,100,000 in cash, subject to purchase price adjustments related to the amount of cash, working capital, capital expenditures, transferred indebtedness, and inventory, and (ii) certain inventory being purchased by Birks valued at approximately $4,600,000. The value of the Transaction represents 7.8 times the EBITDA of Mayor’s in the fiscal 12 month period ended March 25, 2017.

The Purchase Agreement contains customary representations, warranties and covenants of Birks and Buyer, and customary indemnification provisions that are subject to specified limitations, including recourse to a representation and warranty insurance policy purchased by Buyer for certain losses.

From the date of the Purchase Agreement until the closing of the Transaction, Birks has agreed, among other things, to cause each Acquired Company to conduct its business in the ordinary course of business and to comply with certain covenants regarding the operation of the Acquired Companies.

The closing of the Transaction is subject to specified closing conditions, including, among others, the absence of a material adverse effect on the Acquired Companies after the date of the Purchase Agreement and receipt of certain third-party consents.

In particular, the closing is subject to the parties or their affiliates entering into ongoing agreements with respect to the Acquired Companies, including: (i) an Inventory Purchase Agreement whereby Birks will purchase up to approximately $4.6 million in inventory from Mayor’s; (ii) a Transition Services Agreement whereby Birks will provide certain transition services to the Acquired Companies for a period of six months following the closing of the Transaction, subject to certain renewal rights, (iii) a Services Agreement whereby Mayor’s will provide certain services to Birks for a period of one year following the closing of the Transaction, subject to certain renewal rights; and (iv) an Authorized Dealer Agreement among Birks, Mayor’s and Mayor’s Jewelers of Florida, Inc. (together, the “Authorized Dealer”) whereby the Authorized Dealer will promote the sale of Birks branded products and trademarks in the United States.

The Purchase Agreement provides that either Birks or Buyer may terminate the Purchase Agreement prior to the closing pursuant to certain termination rights. Upon certain events of termination, Birks’ sole recourse is a $4.5 million reverse break-up fee to be funded by Buyer. The Purchase Agreement may also be terminated if the closing conditions remain unfulfilled or are not waived on or before November 30, 2017.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.1 (excluding schedules and exhibits, which Birks agrees to furnish supplementally to the Securities and Exchange Commission upon request). The description of the Dealer Agreement above is a summary only and is not necessarily complete.

On August 11, 2017, Birks issued a press release announcing the execution of the Purchase Agreement and Dealer Agreement. A copy of the press release is furnished as Exhibit 99.2 to this Form 6-K.

On August 11, 2017, Mayor’s entered into a Second Amendment (the “Second Amendment”) to an Employment Agreement with Mr. Albert J. Rahm II, Mayor’s Executive Vice President, Retail Store Operations, effective April 30, 2007, as amended January 12, 2016 (the “Rahm Employment Agreement”). The Second Amendment provides that if Mr. Rahm is terminated without cause within twelve (12) months of a Change in Control (as defined in the Second Amendment), then Mr. Rahm will be entitled to receive a lump sum equal to twelve (12) months of base salary.

Except as described above, all other material terms of the Rahm Employment Agreement remain unchanged. The foregoing description of the Second Amendment is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.3.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Stock Purchase Agreement, dated August 11, 2017, between Birks Group Inc. and Aurum Holdings Ltd.

99.2	Press release dated August 11, 2017

99.3	Second Amendment to the Employment Agreement of Albert H. Rahm II

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: August 11, 2017		Vice President, Legal Affairs and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Stock Purchase Agreement, dated August 11, 2017, between Birks Group Inc. and Aurum Holdings Ltd.

Exhibit 99.2	Press release dated August 11, 2017

Exhibit 99.3	Second Amendment to the Employment Agreement of Mr. Albert J. Rahm II

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